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                              August 2, 2021

       Hermann Lubbert
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way
       Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 26, 2021
                                                            File No. 333-257722

       Dear Dr. Lubbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary
       Overview, page 1

   1. With this amendment you removed explanatory information such as the column headings from the chart on page
2, which was a form of pipeline table, and also appears in your business section.
Revise to clarify what the information here represents, as the introduction to this
chart is not clear. For example, explain what "Start anticipated 2022"
                                                        for Ameluz for "AK:
Trunk & extremities" refers to where column three indicates "Phase
                                                        III in preparation."
Also clarify why you removed the territory information.
 Hermann Lubbert
FirstName
BiofronteraLastNameHermann   Lubbert
            Inc.
Comapany
August     NameBiofrontera Inc.
       2, 2021
August
Page 2 2, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Selling, General and Administrative Expenses, page 51

2. Refer to comment 1. Revise to clarify on what basis you have determined that "Biofrontera AG and its wholly owned subsidiaries will continue to provide these services following the consummation of the Offering with the same terms for reimbursement and allocation of expenses," which is the cost plus 6% "accounting consolidation, IT support, and pharmacovigilance" services "based on costs incurred plus
         6% in accordance with the Intercompany Services Agreement with Biofrontera AG dated
         January 1, 2016." The Master Services Agreement does not appear to provide for those terms and you state that the prior agreement is no longer in force and is not carried forward with the new agreement, although the recitals appear to contemplate the terms would be carried forward. The new agreement appears to require each new service be agreed with a new statement of work. To the extent the companies have agreed to follow the terms of the previous Master Service Agreement, and it provides the material terms of the new agreement, file it as an exhibit. If not, revise the disclosure here and throughout to clarify how you will account for intercompany services.
Business
Our Strategy, page 65

3. As discussed, we note your potential exchange offer for your parent addressed here, as well as the disclosure remaining in the document that you will be a controlled company under Nasdaq listing standards after the consummation of this offer. Tell us whether you have determined your potential exchange offer for your parent is reasonably feasible. And if it is feasible, if it would, in fact, enable you to control your pipeline and revenues given the nature of German corporate law. Tell us what consideration you have given to revising this document to provide more detailed disclosure regarding the nature of your plans, even though they may be tentative, including additional material risk factor disclosure.
Legal Proceedings, page 77

4. We note the disclosure added here with respect to the jury trial to begin November 29,
         2021. Revise this section to address all legal proceedings required to be disclosed pursuant to Item 103 of Regulation S-K, including any additional claims referenced in the risks factors on pages 14-15 or elsewhere in the document, or explain why no additional disclosure is required. Revise this or another appropriate section of the document to explain how legal costs and liability are distributed pursuant to the separation agreements.
         Revise the risk factor on page 15 to describe the factual basis alleged to underlie the proceedings and provide more information regarding the relief sought. Refer to Item
         103(a) of Regulation S-K.
 Hermann Lubbert
Biofrontera Inc.
August 2, 2021
Page 3
Directors, page 89

5. Please file the consent of each director nominee as an exhibit to your registration statement. See Securities Act Rule 438.
       You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameHermann Lubbert
                                                            Division of
Corporation Finance
Comapany NameBiofrontera Inc.
                                                            Office of Life
Sciences
August 2, 2021 Page 3
cc:       Stephen E. Older, Esq.
FirstName LastName